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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
PATRIOT CAPITAL FUNDING, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
70335Y104
(CUSIP Number)
February 14, 2009(**)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**  This is a terminal filing as the reporting person owns less than 5% of the issuer’s securities.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Compass Group Investments, Ltd. (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda (1)

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,031,929 (1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,031,929 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,031,929 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.95%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): (See Instructions)

CO

(1) See Note 2 to Item 4.

Item 1(a)	Name of Issuer:

Patriot Capital Funding, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

274 Riverside Avenue Westport, CT 06880

Item 2(a)	Name of Person Filing:

Compass Group Investments, Ltd.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

69 Pitts Bay Road, Belvedere Building – 4th Floor Hamilton, Bermuda HM08

Item 2(c)	Citizenship:

Bermuda

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

70335Y104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a: N/A

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,031,929 (2)
(b) Percent of class: 4.95%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote -0-.
(ii) Shared power to vote or to direct the vote 1,031,929 (2).
(iii) Sole power to dispose or to direct the disposition of -0-.
(iv) Shared power to dispose or to direct the disposition of 1,031,929 (2).

(2)           Wilton Funding Holdings, LLC is the record holder of these shares. Wilton Funding Holdings, LLC is indirectly owned and controlled by Compass Group Investments, Ltd. (“CGI”)  (CGI is the successor to Compass Group Investments, Inc., a Bahamas international business company and the original reporting person, which was redomiciled as a Bermuda exempted company in April of 2008). As a result CGI may be deemed to beneficially own the shares held by Wilton Funding Holdings, LLC. Compass Wilton Partners, LP is the sole member of Wilton Funding Holdings, LLC; Concorde Wilton Holdings, LP is the principal limited partner of Compass Wilton Partners, LP; Navco Management, Ltd. (“Navco”) is the general partner of Compass Wilton Partners, LP and Concorde Wilton Holdings, LP;  Navco is managed by Thomas Hsu, a director, Peter Antturri, a director and Cora Lee Starzomski, a director; Navco and CGI are wholly owned by Kattegat Limited (“Kattegat”), a Bermudian exempt company; Kattegat Limited is wholly-owned by the Kattegat Trust (the “Trust”), a Bermudian charitable trust, the trustee of which is Kattegat Private Trustees Limited (the “Trustee”), a Bermudian exempted company; Path Spirit Limited (“Path”), an English company limited by guarantee, is the trust protector for the Trust; the Trustee is wholly owned by the Lund Purpose Trust (“Lund”), a Bermudian purpose trust; the member directors of Path are Axel Karlshoej, Svend Erik Kjærgaard and Arthur Coady; and, as a result, each of Compass Wilton Partners, LP, Concorde Wilton Holdings, LP, Navco, the directors of Navco, Kattegat, the Trust, the Trustee, Path, Lund and the member directors of Path may be deemed to beneficially own the shares of common stock held by Wilton Funding Holdings, LLC. Each of these entities (other than CGI) and individuals disclaim beneficial ownership of the shares of common stock referred to herein, except to the extent of such entity’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009 Date /s/ Cora Lee Starzomski Signature Compass Group Investments Ltd. Cora Lee Starzomski, Director Name/Title